August 21, 2025

First Trust Exchange-Traded Fund IV (7/31)

120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

Re: 12b-1 Plan Extension Letter for First Trust Exchange-Traded Fund IV (the “Trust”).

Ladies and Gentlemen:

It is hereby acknowledged that First Trust Portfolios L.P. serves as the distributor of the shares of each series of the Trust. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), comprised of various exchange-traded funds (each, a “Fund,” and, collectively, the “Funds”) set forth on Exhibit A attached hereto, which may be supplemented to add new Funds.

It is further acknowledged that the Trust has adopted a Distribution and Service Plan (the “Plan”) pursuant to Rule l2b-1 under the 1940 Act with respect to the shares of beneficial interest (“Shares”) of the Funds. Pursuant to the Plan, each Fund may bear a fee not to exceed 0.25% per annum of such Fund’s average daily net assets.

The purpose of this letter agreement is to agree and acknowledge that the Funds shall not pay, and we shall not collect, any fees pursuant to the Plan any time before the date set forth on Exhibit A attached hereto for each Fund.

Very Truly Yours,

First Trust Portfolios L.P.

/s/ James M Dykas
_____________________________
James M. Dykas
Chief Financial Officer

Agreed and Acknowledged:

First Trust Exchange-Traded Fund IV

/s/ Derek D. Maltbie

_________________________________

Derek D. Maltbie

Treasurer, Chief Financial Officer and Chief Accounting Officer

Exhibit A

Funds	Dates
First Trust Exchange-Traded Fund IV (7/31 FYE)
First Trust Core Investment Grade ETF (FTCB)	03/31/2027
First Trust AAA CMBS ETF (fka First Trust Commercial Mortgage Opportunities ETF) (CAAA) effective 8/21/2025	03/31/2027
First Trust Structured Credit Income Opportunities ETF (SCIO)	03/31/2027